Exhibit 23.3
CONSENT OF INDEPENDENT BUSINESS VALUATION EXPERTS
September 14, 2007
Mako Surgical Corp.
2555 Davie Road
Ft. Lauderdale, FL 33317
Ladies and Gentlemen:
In relation to an S-1 filing report being filed on or around the week of September 17, 2007, we hereby consent to the inclusion of and reference to the name Taylor Consulting Group, Inc. and our reports, or information contained therein, prepared for Mako Surgical Corporation dated March 19, 2007 and August 21, 2007.
Also, in relation to the aforementioned S-1 filing report, we hereby consent to the inclusion of and reference to the name Taylor Consulting Group, Inc. and our reasonableness memorandum, or information contained therein, prepared for Mako Surgical Corporation dated March 1, 2007.
Sincerely,
Taylor Consulting Group, Inc.
Michael Halliwell
Managing Director